[SHAWCORE DEVELOPMENT CORP. LOGO]


From:

Gary Burkinshaw
Chief Executive Officer
Shawcore Development Corp.
329 Manchester Road
Deepcar, Sheffield
England, S36 2RB

AMMENDMENT #3

Re: Form S-1/A filed February 1, 2010 File No, 333-162461

To Whom It May Concern:

On behalf of Shawcore Development Corp. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated February 16, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

Registration Cover Page

1)   The Cover Page shows the amendment number as per Rule 470 of Regulation C.

Risk Factors, Page 5

2) The Company revised the risk factors to provide disclosure regarding the inability of shareholders to resell their shares in reliance on the Rule 144 safe harbor given the Company's status as a shell company.

     If we do not obtain additional financing, our business will fail, page 5

3) The Company revised its disclosure under the heading "If we do not obtain additional financing our business will fail". The statement now discloses clearly that in order to continue operations we require additional funding.

Determining of Offering Price, Page 9

4) The Company revised the disclosure to remove inconsistencies between the language on the cover page and under the heading "Determining of Offering Price" .

Description of Business, Page 16

Government Regulations, page 19

5) The company has expanded the disclorsure on the regulatory environment and certification available for products to be manufactured and distributed. Please see below for the revised disclosure:

     Only products that have achieved the highest standard of certification will be supplied by Shawcore Development Corp. All products supplied will be in pre-compliance with the British Board of Agrement Certification, BS EN Code, DIN Code or UKAS. Each of the aforementioned standards is universally accepted as the highest achievable standards within the EU. Accordingly, we do not anticipate any negative impact on the Company's business.

     Government certification is available for the actual manufacturing process but not required in our circumstances. BS18000 is the highest standard of certification that can be obtained within the European Union is universally accepted across all EU member states. BS18000 also satisfies all environmental requirements within the EU.

     The Company will aim to obtain BS18000 certification for its manufactured products prior to their supply. Obtaining the BS18000 certification is an expeditious process which typically takes no longer than two months. There is no guarantee the Company will be able to achieve the BS18000 standard.

     In order to obtain BS180000 the manufacturing premises and the existing process will have to be reviewed by an auditor. The auditor will identify weaknesses and inefficiencies in the process and recommend a schedule of changes to be implemented. If all changes are implemented to the satisfaction of the auditor the standard will be awarded.

     At present we have not received or began the process to receive certification for any of the Company's products.

Plan of Operation, Page 21

6) The Company revised the disclosure to add that there can be no assurance that we will obtain quotation on the OTC Bulletin Board. In addition the disclosure has been revised to remove statements suggesting that we can apply for quotation on the OTCBB.

Part II - Information Not Required in the Prospectus, page II-1.

The Undersigned Registrant Hereby Undertakes, page II-4.

7) The Company has revised the disclosure to reflect the fact that this is a post-effective amendment and "herein" has been changed to "therein".

Shawcore Development Corp.



/s/ Gary Burkinshaw
------------------------
Gary Burkinshaw, CEO